                                                                    Exhibit 99.2

                           BELZBERG TECHNOLOGIES INC.

                               Annual Report 2001

BELZBERG TECHNOLOGIES
ANNUAL REPORT 2001

THE SCIENCE OF TRADING

     Trade on any market from one screen.

     Belzberg Technologies Inc. provides electronic trading systems to financial institutions in the United States, Canada, and Europe. Our real-time order routing and trade execution system provides instant confirmation of executed transactions through our network, which connects to all North American stock and options exchanges, Electronic Communication Networks (ECNs), and major European equities exchanges.

     Our core range of products includes:

o The Belzberg Suite of Trading Applications combines interactive order execution and fill reports with live market quotes and analysis, and includes the following:

         o        Single Order Entry

         o        Spreadsheets-based Basket Trading Software

         o        Arbitrage Launcher

         o        FX calculator;

o The Belzberg Gateway processes incoming electronic orders from customers and routes them to the appropriate stock or options exchange; and

o The Belzberg Order Management System (OMS) helps brokerage houses manage their order flow.

     Our technology promotes the full benefits of electronic trading by enabling straight through processing (STP), by gathering orders electronically from OMS systems, by delivering trade details electronically to clearing or other back-office accounting systems, and by connecting, on a real-time basis, to risk management and analytic systems.

     2001 has been another year of rapid growth for Belzberg Technologies. We are pleased to report revenues of $24.5 million in 2001, up from $12 million in 2000-an increase of 104%. We had a small deficit in 2001, from continuing operations before unusual items, of $768,842.

     Our business plan is based upon a continually expanding core of recurring, monthly revenue. Traditionally, we have offered a service based on a monthly subscription fee. In 1999, we introduced a transaction fee model, thus ensuring a more rapid growth of revenues. This will be part of a consistent pattern of growth: in the last five years our revenues have grown 1225 %.

         The equity and equity derivative markets are quickly moving to electronic access. Belzberg is uniquely situated to meet this growing demand for global trading solutions.

         Safe Harbor: Except for historical information, this annual report contains forward- looking statements that reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices and other factors and other risks detailed from time-to-time in the Company's quarterly reports, annual reports and other publications. Although the Company believes that such statements contained in this report are reasonable, it can give no assurance that the Company's expectations are correct. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

REPORT TO SHAREHOLDERS

Belzberg Technologies Annual Report 2001

         The year 2001 was, again, one of rapid growth for your company. Revenues grew by 105% to over $24 million. Currently we are annualized at $28 million per year and growing.

         The company had a small operating deficit for the year 2001. Several initiatives are now underway to streamline our operations so that profits will flow from these revenues. These include:

         Becoming a member of various exchanges and clearing corporations to avoid the cost of using other brokerage houses' facilities to clear and execute trades. A critical mass of order flow has now been achieved to make self-clearing, and becoming a member of various US exchanges, a viable and important alternative.

         Additionally, we closed non-producing US offices and centralized these operations in New York. Further cost cutting initiatives are underway, including lowering data and network procurement expenses.

         More importantly, several key alliances formed recently with large clearing brokers, are now fueling Belzberg's growth.

         Many of the large houses in the United States have outsourced the electronic trading services demanded of them by their institutional clients. This has created great opportunities for our company. Belzberg Technologies' best ambassadors for sales are often brokerage houses offering their institutional clients our products and services.

         During the year, Belzberg Technologies purchased a floor brokerage operation on the CBOE that executes a significant percentage of the CBOE's monthly volume. This options division proved to be highly profitable in its own right, in addition to being an important catalyst in attracting customers who require an electronic trading system to trade equities.

         In an economic environment, where growth has proven to be very challenging for many companies, Belzberg Technologies continues to thrive. We made great progress in further establishing a strong foundation for our future growth. The company is positioned as a low cost electronic order execution provider of equities and options. This has proven to be irresistible to many clients who, by trading through us, can significantly reduce their cost of trading and, at the same time, enjoy the added bonus of state of the art electronic trading technology.

         Subsequent to 2001, your company completed a private placement that netted $13.5 million, giving the company a healthy balance sheet with approximately $20 million of net liquid assets. This leaves the company well positioned to execute its strategy of being a low cost order execution provider in many venues, whilst offering world-class electronic trading technologies.

         The company is poised to deliver increased value to shareholders through well planned growth and strategic acquisitions. We will continue to expand internationally and to create new products that will facilitate seamless global trading.

         Again, I would like to thank our management, directors, and staff - a family of over one hundred and thirty talented and dedicated professionals - for all their efforts in bringing about our growth to date. We thank our customers for entrusting a crucial part of their technology. And a special thanks goes to those who have invested in our company and our future. All of us at Belzberg Technologies look forward to reporting to you on our future success.


Sidney H. Belzberg

Chairman and CEO
June 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001

         The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Corporation and the notes thereto for the year ended December 31, 2001. This discussion and analysis contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Additional information concerning such risks and uncertainties is contained in the Corporation's filings with Canadian and United States securities regulatory authorities.

General

         The Corporation is a provider of exchange connectivity, trade execution, order management and routing software for the financial industry. In addition to its technology, through one of its wholly owned subsidiaries, an agency-only broker-dealer, Belzberg offers low cost trade execution.

         The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, ECNs and through NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions with great reliability and security.

         Major financial institutions, broker-dealers, buy-side institutions, banks, and others use all or a subset of Belzberg trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management.

         In 2001, we expanded our business by (i) setting up a broker-dealer
(EBS) which enabled us to begin to charge our customers on a transaction fee basis, and (ii) acquiring a floor brokerage operation (RCS) that facilitates for the execution of exchange-traded equity and index options and futures on the CBOE and other exchanges.

                   Selected Financial Data - 2001 (unaudited)


      $000's except per share data                 Q1          Q2          Q3          Q4
-----------------------------------------------------------------------------------------
Revenue                                      $  4,550    $  6,444    $  6,332    $  7,134
Gross Margin                                    2,934       4,046       3,529       3,438
Loss from continuing operations                  (134)       (675)       (888)     (1,194)
Loss from discontinued operations                (249)       (282)       (662)         --
Net loss                                     $   (383)   $   (957)   $ (1,550)   $ (1,194)
Basic and diluted loss per common share
   - from continuing operations              $  (0.01)   $  (0.06)   $  (0.08)   $  (0.11)
   - from discontinued operations               (0.02)      (0.03)      (0.06)         --
Basic and diluted loss per common share      $  (0.04)   $  (0.09)   $  (0.14)   $  (0.11)

Balance Sheet Data:
   Cash and cash equivalents                 $  9,110    $  9,070    $  7,049    $  6,361
   Working capital                             11,796       9,786       8,295       6,913
   Total assets                                19,524      20,881      18,438      17,451
   Long-term lease obligations                  1,733       1,573       1,561       1,502
   Shareholders' equity                        14,553      13,618      11,849      10,805
=========================================================================================


         Numbers may not total due to rounding. Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001



                   Selected Financial Data - 2000 (unaudited)

          $000's except per share data                  Q1         Q2          Q3          Q4
------------------------------------------------------------------------------------------------
Revenue                                              $  2,444   $  2,592    $  2,935    $  3,980
Gross Margin                                            1,745      1,611       1,969       2,096
Earnings (loss) from continuing operations                 35       (251)       (151)        219
Loss from discontinued operations                          --         --         (66)       (132)
Net earnings (loss)                                  $     35   $   (251)   $   (217)   $     87
Basic and diluted earnings (loss) per common
share
   - from continuing operations                      $   0.02   $  (0.04)   $  (0.02)   $   0.02
   - from discontinued operations                          --         --       (0.01)      (0.01)
Basic and diluted earnings (loss) per common         $   0.02   $  (0.04)   $  (0.03)   $   0.01
share

Balance Sheet Data:
   Cash and cash equivalents                         $  5,530   $  4,640    $  4,050    $  5,642
   Working capital                                      5,563      4,922       5,076       7,562
   Total assets                                         8,926      9,250      11,443      15,460
   Long-term lease obligations                            264        201       1,011       1,418
   Shareholders' equity                                 7,046      6,942       7,448      10,665
------------------------------------------------------------------------------------------------

         Numbers may not total due to rounding. Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

Overview of Year 2001

         In 2001 revenue increased from $12.0 million in year 2000 to $24.5 million in year 2001, an increase of 105%. In year 2000, revenue increased to $12.0 million from $5.9 million in 1999, an increase of 102%. Belzberg has now had an increase in revenue for 10 consecutive fiscal quarters, except for the 3rd quarter of 2001 when revenue declined slightly as a result of our New York operations being closed for one full week due to the September 11, 2001 terrorist attack.

         In January 2001, the Corporation completed a private placement, which netted $4.7 million (issue price of $15.00 per share). Proceeds from the exercise of employee options at an average price of $3.08 netted $0.2 million. During the year $0.8 million was utilized to purchase shares in the market under the Corporation's normal course issuer bid at an average price over the year of $8.88. Cash was also utilized to purchase capital assets and to repay lease obligations. The overall cash position increased by $0.7 million in 2001.

         In 2001 the Corporation continued its expansion by developing new products, building connectivity to European exchanges and through acquisition. In April 2001, the Corporation acquired all of the issued shares of the predecessor of RCS, a floor broker on the floor of the CBOE in Chicago, thereby acquiring access to the floor of the CBOE. The floor-brokerage operation is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

         In May 2001, the Corporation opened its first European office by incorporating BT(UK), a wholly owned subsidiary, in London, England. Belzberg is now able to route orders from European customers to North American exchanges. In due course, the Corporation intends to be able to route orders from European customers to European exchanges.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001



         In September 2001, the Corporation discontinued the operations of eContracts, its only subsidiary that was not part of the business model, in order to fully concentrate on the core business. Revenue for this subsidiary commenced in the year 2001 and were insignificant. Operations in the year 2000 were immaterial. Year 2001 revenue and expenses are disclosed as "Discontinued Operations".

         In September 2001, the Corporation opened a subsidiary in Philadelphia and located there a new President for the Corporation together with a new Vice President of Sales and supporting staff. Unfortunately, no additional revenue was generated, nor were any cost efficiencies achieved. This office was closed in March 2002, and the relationship with the new President and other staff ended.

         As a result of the continuing strategy of the Corporation, revenue continued to increase from the United States, reaching $15.7 million in 2001 as compared to $5.9 million in 2000. The Corporation anticipates that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         In December 2001, the Corporation's renovation of both its new and existing space at its head office in Toronto was completed, and the Corporation moved into the new premises. As part of this move, leasehold improvements in the old space were demolished in order to completely rebuild the premises, and the remaining unamortized original cost of the leasehold improvements in this renovated area was written off.

         The cost of the Corporation's rapid expansion is shown in the loss for the year of $2.9 million from continuing operations, as significant new staff were added and our internal data networks were upgraded significantly.

         Total operating expenses increased from $6.3 million in 2000 to $14.7 million in 2001, an increase of 133%. Cash flow from operations however in 2001 was a positive $12,000 as compared to a utilization of $4.1 million in 2000.

Summary
         2001 represented a significant improvement in the Corporation's competitive position. The following chart gives a comparison of the changes in revenue over the past three years, the growth in numbers of employees, and the growth in revenue per employee.


----------------------------------------------- ---------------------- ---------------------- ---------------------
                                                 Revenue by Segment per Employee for the Year Ended December 31,
                                                                             ($000s)
                                                -------------------------------------------------------------------
                                                        2001                   2000                   1999
----------------------------------------------- ---------------------- ---------------------- ---------------------
Core Business Revenue                               $      20,787          $      11,951          $       5,904
Brokerage Business Revenue                          $       3,673          $          --          $          --
Total Revenue                                       $      24,460          $      11,951          $       5,904
Number of Employees - Core Business                           109                     78                     48
Number of Employees - Brokerage Business                       22                     --                     --
Number of Total Employees                                     131                     78                     48
Revenue per Employee - Core Business                $         191          $         153          $         123
Revenue per Employee - Brokerage Business           $         167          $          --          $          --
Total Revenue per Employee                          $         187          $         153          $         123
----------------------------------------------- ---------------------- ---------------------- ---------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001

Acquisition

         Robert C. Sheehan & Associates, Inc. In April 2001, the Corporation acquired all of the outstanding shares of the predecessor of RCS for cash consideration of $1.7 million. As of December 31, 2001, $0.4 million of the cash consideration remained payable to the vendor of RCS, which amount was subsequently paid in January 2002.

         RCS is a broker-dealer that executes exchange-traded equity and index options on the CBOE and is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

Consolidated Results of Continuing Operations

         Revenue

========================================== ==============================================================================
                                                          Total Revenue for the Years ended December 31,
                                                                              ($000s)
                                           ------------------------------------------------------------------------------
                                               2001          % of         2000        % of          1999        % of
                                                            Revenue                  Revenue                   Revenue
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Subscription Fees                           $   10,596        43%       $   6,080       51%      $   4,526        77%
Transaction Fees                                 8,900        36%           3,276       27%            644        11%
Commissions                                      3,594        15%              --       --              --        --
Software Development and Installation              772         3%           2,059       17%            667        11%
Other                                              598         3%             536        5%             67         1%
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Total Revenue                               $   24,460                  $  11,951                $   5,904
========================================== ============= ============= ============ =========== ============ ============

         Total revenue increased from $5.9 million in 1999 to $12.0 million in 2000 (an increase of 102%), and to $24.5 million in 2001 (an increase of 105%). Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to our Transactions Gateway, increased by 74% in 2001 as compared to 2000 and accounted for 43% of total revenue in 2001 as compared to 51% of total revenue in 2000 and 77% of total revenue in 1999. The Corporation expects subscription fee revenue as a percentage of total revenue to decrease in the future as more customers are expected to switch to a transaction fee model. Transaction fee revenue, which is based on customers paying a fee per transaction routed through our Transactions Gateway, increased by 172% in 2001 as compared to 2000 and accounted for 36% of total revenue in 2001 as compared to 27% of total revenue in 2000 and 11% of total revenue in 1999.

         In 2001, the Corporation acquired the predecessor of RCS, a broker-dealer that executes exchange-traded equity and index options on the CBOE. For the nine months ended December 31, 2001, RCS generated $3.6 million in commission income that accounted for 15% of total revenue in 2001.

         Software development and installation fees decreased by 63% in 2001 as compared to 2000 and accounted for 3% of total revenue in 2001 as compared to 17% of total revenue in 2000 and 11% of total revenue in 1999. The Corporation expects that this revenue stream will be a significantly smaller percentage of the overall business in future years. Other revenue which include revenue from connectivity to our Transactions Gateway as well as revenue from information distribution, increased by 12% in 2001 to $0.6 million as compared to $0.54 million in 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001




========================================== ==============================================================================
                                                        Revenue by Country for the Years ended December 31,
                                                                              ($000s)
                                           ------------------------------------------------------------------------------
                                               2001          % of          2000        % of         1999         % of
                                                            Revenue                   Revenue                   Revenue
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Canada
   Subscription Fees                        $    6,512        74%       $   3,213       53%      $   2,012        75%
   Transaction Fees                              1,336        15%             558        9%            203         8%
   Commissions                                      --        --               --       --              --        --
   Software Development and Installation           447         5%           1,783       29%            415        15%
   Other                                           490         6%             523        9%             50         2%
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
   Revenue from Canada                      $    8,785                  $   6,077                $   2,680
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------

United States
   Subscription Fees                        $    4,084        26%       $   2,867       49%      $   2,514        78%
   Transaction Fees                              7,563        48%           2,718       46%            441        14%
   Commissions                                   3,594        23%              --       --              --        --
   Software Development and Installation           325         2%             277        5%            252         8%
   Other                                           109         1%              12       --              17        --
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
   Revenue from United States               $   15,675                  $   5,874                $   3,224
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------

         The Corporation generated approximately 64% of its revenue in the United States and 36% of its revenue in Canada. Revenue increased in both Canada and the United States from 2000 with significant growth occurring in the United States. Revenue in Canada increased from $6.1 million in 2000 to $8.8 million in 2001, an increase of 45%, compared to the 127% increase in 2000 from 1999 revenue of $2.7 million. Revenue in the United States increased from $5.9 million in 2000 to $15.7 million in 2001, an increase of 167%, compared to the 82% increase in 2000 from 1999 revenue of $3.2 million. The Corporation anticipates that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001


         Gross Margin

============================ ================================================
                              Gross Margin for the Years Ended December 31,
                                                 ($000s)
                             ------------------------------------------------
                                 2001            2000             1999
---------------------------- -------------- ---------------- ----------------
Revenue                        $   24,460     $   11,951       $    5,904
Cost of Revenue                    10,513          4,530            2,173
---------------------------- -------------- ---------------- ----------------
Gross Margin                   $   13,947     $    7,421       $    3,731
---------------------------- -------------- ---------------- ----------------
Gross Margin %                    57%             62%              63%

         Gross margin as a percentage of revenue declined to 57% in 2001, from 62% in 2000 and 63% in 1999. The decline in margin is attributable to a change in the sales mix that now includes the lower margin brokerage business as well as an increase in direct costs incurred in 2001 to expand capacity and connectivity to new markets. The Corporation expects the margin on the brokerage business to improve in future years as the Corporation intends to move towards becoming self-clearing.

         Operating Expenses

========================================== ==============================================================================
                                                        Operating Expenses for the Years ended December 31,
                                                                              ($000s)
                                           ------------------------------------------------------------------------------
                                               2001          % of          2000        % of         1999         % of
                                                            Revenue                   Revenue                   Revenue
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Sales and Marketing                         $    5,072        21%       $   2,721       23%      $   1,874        32%
Research and Development                         3,062        12%           2,011       17%          1,794        30%
Government Assistance                               --        --           (1,150)     (10)%            --        --
Administration                                   6,582        27%           2,676       22%          2,356        40%
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Total Operating Expenses                    $   14,716        60%       $   6,258       52%      $   6,024       102%
========================================== ============= ============= ============ =========== ============ ============

         Sales and Marketing Expenses. Sales and marketing expenses totaled $5.1 million in 2001, $2.7 million in 2000 and $1.9 million in 1999. Sales and marketing expenses increased by $2.4 million or 86% in 2001 over 2000 and by $0.8 million or 45% in 2000 over 1999. As a percentage of revenue, sales and marketing expenses were 21% of sales in 2001, compared to 23% of sales in 2000 and 32% of sales in 1999. The primary factors that contributed to the increase in sales and marketing expenses in 2001 were headcount additions and increased spending on advertising and promotions.

         Research and Development Expenses and Government Assistance. Research and development expenses totaled $3.1 million in 2001, $2.0 million in 2000 and $1.8 million in 1999. Research and development expenses increased by $1.1 million or 52% in 2001 over 2000, and by $0.2 million or 12% in 2000 over 1999. As a percentage of revenue, research and development expenses were 12% of sales in 2001, compared to 17% of sales in 2000 and 30% of sales in 1999. The primary factor that contributed to the increase in research and development expenses in 2001 was headcount additions as the Corporation is committed to expand its product capabilities and connectivity to additional markets in order to increase its customer base.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001


         In 2000, the Corporation recognized a recovery of $1.2 million against research and development expenses relating to scientific research and developmental assistance for the taxation years 1996 to 1999 provided by the Government of Canada. This amount was received in 2001. Any future reimbursements that the Corporation may be entitled to, will only be obtainable as a credit against income taxes payable in Canada.

         Administration Expenses. Administration expenses totaled $6.6 million in 2001, $2.7 million in 2000 and $2.4 million in 1999. Administration expenses increased by $3.9 million or 146% in 2001 over 2000, and by $0.3 million or 14% in 2000 over 1999. As a percentage of revenue, administration expenses were 27% of sales in 2001, compared to 22% of sales in 2000 and 40% of sales in 1999. The primary factors that contributed to the increase in administration expenses in 2001 were headcount additions, costs related to additional office space in Toronto, Philadelphia and London, England and an increase in the administrative overhead to support the growth in sales and size of the Corporation.

Other Income and Expenses

                                                    Other Income and Expenses for the Years ended December 31,
                                                                              ($000s)
                                           ------------------------------------------------------------------------------
                                               2001          % of          2000       % of          1999        % of
                                                            Revenue                  Revenue                   Revenue
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Amortization of Capital Assets              $    1,646         6%       $     793        7%      $     220         4%
Amortization of Goodwill                           153         1%              48        1%             --        --
Write-down of Leasehold Improvements               153         1%              --       --             113         2%
Interest Expense                                   466         2%             166        1%             25        --
Interest Income                                   (312)       (1)%           (227)      (2)%            --        --
Stock Exchange Listing Costs                        --        --              525        4%             --        --
------------------------------------------ ------------- ------------- ------------ ----------- ------------ ------------
Other Expenses, Net                         $    2,106         9%       $   1,305       11%      $     358         6%
========================================== ============= ============= ============ =========== ============ ============

         Amortization of Capital Assets. Amortization of capital assets totaled $1.6 million in 2001, $0.8 million in 2000 and $0.2 million in 1999. Amortization of capital assets increased by $0.8 million or 107% in 2001 over 2000 and by $0.6 million or 260% in 2000 over 1999. The increase in amortization of capital assets in 2001 resulted from acquisitions of both owned and leased computer equipment of approximately $1.4 million as well as capital expenditures on leasehold improvements and furniture of approximately $1.3 million in 2001. The computer equipment additions improved our high-speed connectivity between customers, the Corporation and a multitude of exchanges and other markets for live trade execution.

         Amortization of Goodwill. Amortization of goodwill totaled $153,000 in 2001, $48,000 in 2000 and nil in 1999. The increase in goodwill amortization in 2001 resulted from the acquisition of RCS.

         Effective January 1, 2002 the Corporation will cease to amortize goodwill in accordance with the new CICA Section 3062 and will review goodwill annually for impairment.

         Write-down of Leasehold Improvements. During 2001 the Corporation completed its leasehold improvements on its new expanded facilities in Toronto and rebuilt a portion of its existing facilities. The rebuild of the existing facilities resulted in a write-down of the old leasehold improvements of $153,000.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001


         Interest Expense. Interest expense totaled $466,000 in 2001, $166,000 in 2000 and $25,000 in 1999. Interest expense increased by $300,000 or 180% in 2001 over 2000 and by $141,000 or 564% in 2000 over 1999. The increase in the interest expense is mainly attributable to the significant increase in capital lease obligations in 2001 of $1.2 million and $2.7 million in 2000. The Corporation utilizes capital leases to finance the significant amount of capital expenditures required for its network infrastructure.

         Interest Income. Interest income totaled $312,000 in 2001, $227,000 in 2000 and nil in 1999. The increase in interest income in 2001 of $85,000 compared with 2000 is due mainly to the cash invested following the private placement of common shares in January 2001.

         Stock Exchange Listing Costs. Stock exchange listing costs of $525,000 relate to the costs of the Corporation's listing on the TSX in November 2000 and the filing of the Corporation's Registration Statement on Form 20-F with the SEC in 2000. No additional significant costs are expected.

         Income Taxes. Income taxes totaled $15,685, $5,063 and $9,019 in 2001, 2000 and 1999 respectively. The Corporation has net operating loss carryforwards in Canada of approximately $3.5 million and in the United States of approximately $8.5 million that may be used to offset future taxable earnings. The benefits of these losses have not been reflected in the consolidated financial statements as the Corporation has recorded a valuation allowance against the tax benefit of these losses. The losses expire in Canada beginning in 2004 and expire in the United States beginning in 2011.

         Net Loss from Continuing Operations. As a result of the factors discussed above, the net loss from continuing operations increased to $2.9 million in 2001 from $0.1 million in 2000 as compared to a reduction in the loss from 1999 of $2.7 million to $0.1 million in 2000. The loss per share from continuing operations increased to $0.26 per share as compared to a loss of $0.02 per share in 2000 and a loss of $0.38 per share in 1999.

         Loss from Discontinued Operations. In September 2001, the Corporation ceased operations of its wholly-owned subsidiary, eContracts, a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the consolidated financial statements for all periods presented have reflected this business separately from continuing operations. The Corporation recorded a loss from discontinued operations in 2001 of $1.2 million which included an impairment charge for goodwill of $0.3 million, a stock compensation expense of $0.1 million relating to contingent stock consideration paid and a loss from the operations of eContracts of $0.8 million.

Liquidity and Capital Resources

         As of year-end the Corporation had cash and cash equivalents of $6.4 million, an increase of $0.8 million or 14% from the $5.6 million at the 2000 year-end. Cash generated from continuing operations for the 2001 year was $12,000 as compared to cash utilized by continuing operations in the 2000 year of $4.1 million. The Corporation has a demand operating facility of $1 million that may be used to finance general corporate requirements and a demand facility of US $0.6 million that may be used to finance leasehold improvements in the Corporation's United States operations. As of year-end the Corporation had utilized $0.7 million of the Canadian facility and utilized the remaining Canadian facility subsequent to year-end. The Corporation believes that its working capital of $6.9 million will be sufficient to meet the anticipated daily cash requirements throughout fiscal 2002, although the Corporation may seek to raise additional capital in 2002 to fund expansion plans or potential acquisitions.

         The Corporation used $2.1 million for investing activities in 2001 compared to using $0.7 million in 2000. This increase was attributable to the acquisition of RCS that was paid for in cash as well as capital expenditures on leasehold improvements and furniture and equipment at the Toronto corporate office of approximately $1.3 million. The Corporation also incurred significant capital expenditures for computer equipment in 2001 of approximately $1.4 million, of which approximately $1.2 million was financed through a capital leasing program. In 2000, the Corporation received proceeds of $0.8 million on the sale and lease-back of certain computer equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Belzberg Technologies Annual Report 2001


         The Corporation operates a large enterprise network providing connectivity between its clients, its offices and high-speed access to a multitude of destinations for live trade execution and as a result anticipates continuing capital expenditures on computer equipment during 2002, such capital expenditures to be funded through a capital leasing program.

         The Corporation generated cash of $3.6 million from financing activities in 2001 compared to generating cash of $10.6 million in 2000. In 2001, the Corporation issued 333,334 Common Shares from treasury for net proceeds of $4.7 million in private placements and repurchased 91,900 Common Shares for cancellation under a normal course issuer bid for a cost of $0.8 million. In 2000, the Corporation issued 2,013,800 Common Shares from treasury for net proceeds of $7.6 million and issued 1,800,000 share purchase warrants for proceeds of $1.8 million in private placements. The Corporation issued 66,600 Common Shares in 2001 upon the exercise of stock options by employees for proceeds of $205,000 and issued 899,000 Common Shares in 2000 upon the exercise of stock options by employees and directors for proceeds of $3.2 million.

         The Corporation made repayments under capital lease obligations of $1.1 million in 2001 and repayments under capital lease obligations of $0.8 million in 2000. The Corporation received proceeds of $0.7 million from a bank loan in 2001 and repaid $0.1 million of the loan in 2001. The Corporation repaid a note payable of $1.2 million in 2000.

         Subsequent to year-end the TSX approved a normal course issuer bid for the Corporation to repurchase, at its discretion, up to 553,000 of its common shares in 2002.

Future Outlook

         The Corporation intends to continue its present revenue model by concentrating on developing connectivity to exchanges around the world and promoting its transaction based fee model. While the Corporation expects that subscription fee revenue will continue to increase at a modest rate, transaction fee based revenue is expected to continue to increase. As well, continued expansion in the United States is expected to generate an increasing percentage of revenue.

         The acquisition of RCS proved to be a successful strategy in giving the Corporation not only an additional revenue stream but also access to potential new customers. The Corporation will look favourably upon possible future similar acquisitions.

         Building connectivity to an increasing number of destinations will remain a priority.

         The Corporation expects to realize improving gross profit margins as it intends to move towards becoming self-clearing, thereby making each transaction more profitable.

         The Corporation expects that its London office will provide an opportunity to increase European business.

         The Corporation faces a number of risks in its business that are identified under "Risk Factors". The occurrence of one or more of the events described therein may have a materially adverse effect upon the Corporation's results of operations, financial condition and future prospects.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
Belzberg Technologies Annual Report 2001

         Management of Belzberg Technologies is responsible for the preparation and integrity of the financial statements as well as the information contained in this report. The following financial statements of Belzberg Technologies have been prepared in accordance with Canadian generally accepted accounting principles and United States generally accepted auditing standards that involve management's best estimates and judgments based on available information.

         Belzberg Technologies' accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable. In recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that the financial statements have been prepared according to and within reasonable limits of materiality and that the financial information throughout this report is consistent with these.

         The Audit Committee is appointed by the Board and consists of three directors of which two are independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues, to satisfy itself that each party is discharging its responsibilities effectively, and to review the annual report, the consolidated financial statements, and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

         Deloitte and Touche LLP have been appointed Belzberg Technologies' auditors. The Board of Directors of Belzberg Technologies and the management team have reviewed and approved the financial statements and information contained in this report. The auditor's report on the accompanying financial statements follows.

                       [LETTERHEAD OF DELOITTE & TOUCHE]

Auditors' Report


To the Shareholders of
Belzberg Technologies Inc.


We have audited the consolidated balance sheets of Belzberg Technologies Inc. (the "Corporation") as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Chartered Accountants

Toronto, Ontario
March 1, 2002

BELZBERG TECHNOLOGIES INC.
Consolidated Balance Sheets
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


                                                                       2001            2000
                                                                   ------------    ------------
ASSETS

CURRENT
     Cash and cash equivalents                                     $  6,361,427    $  5,641,924
     Accounts receivable (Note 3)                                     4,715,206       3,718,582
     Government assistance receivable                                        --       1,149,779
     Prepaid expenses and other receivables                             970,681         316,708
                                                                   ------------    ------------
                                                                     12,047,314      10,826,993

RESTRICTED CASH (Note 4)                                                     --          81,000

CAPITAL ASSETS (Note 5)                                               4,647,962       3,751,182

GOODWILL, net of accumulated amortization
     of $142,838 and $47,711, respectively (Note 6)                     755,239         800,350
                                                                   ------------    ------------
                                                                   $ 17,450,515    $ 15,459,525
                                                                   ============    ============

LIABILITIES

CURRENT
     Accounts payable and accrued liabilities                      $  1,961,393    $  1,370,967
     Consideration payable (Note 6)                                     362,674              --
     Deferred revenue                                                   786,870       1,031,144
     Bank loan (Note 8)                                                 633,211              --
     Current portion of obligations under capital lease (Note 9)      1,390,296         862,286
                                                                   ------------    ------------
                                                                      5,134,444       3,264,397

DEFERRED REVENUE                                                          9,224         112,424

OBLIGATIONS UNDER CAPITAL LEASE (Note 9)                              1,502,138       1,418,091
                                                                   ------------    ------------
                                                                      6,645,806       4,794,912
                                                                   ------------    ------------

COMMITMENTS (Note 14)

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 10)                                              22,813,253      17,957,181

WARRANTS (Note 10(d))                                                 1,782,900       1,782,900

DEFICIT                                                             (13,791,444)     (9,075,468)
                                                                   ------------    ------------
                                                                     10,804,709      10,664,613
                                                                   ------------    ------------
                                                                   $ 17,450,515    $ 15,459,525
                                                                   ============    ============

APPROVED ON BEHALF OF THE BOARD
"Sidney H. Belzberg"
.......................................... Director
"Alicia Belzberg"
.......................................... Director

BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
Years ended December 31, 2001, 2000, and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------



                                                          2001            2000            1999
                                                      ------------    ------------    ------------
REVENUE                                               $ 24,460,071    $ 11,951,029    $  5,904,099

COST OF REVENUE                                         10,512,684       4,529,979       2,172,738
                                                      ------------    ------------    ------------
GROSS MARGIN                                            13,947,387       7,421,050       3,731,361
                                                      ------------    ------------    ------------

OPERATING EXPENSES
     Sales and marketing                                 5,071,933       2,721,046       1,874,096
     Research and development
        Expenditures                                     3,061,699       2,010,663       1,794,081
        Government assistance                                   --      (1,149,779)             --
     Administration                                      6,582,597       2,676,014       2,356,019
                                                      ------------    ------------    ------------
                                                        14,716,229       6,257,944       6,024,196
                                                      ------------    ------------    ------------

OPERATING EARNINGS (LOSS) FROM CONTINUING
     OPERATIONS BEFORE UNDERNOTED ITEMS                   (768,842)      1,163,106      (2,292,835)

        Amortization                                     1,799,338         841,279         219,591
        Write-down of leasehold improvements               153,195              --         112,500
        Interest expense                                   466,048         166,393          25,123
        Stock exchange listing costs                            --         525,198              --
        Interest income                                   (311,965)       (226,993)             --
                                                      ------------    ------------    ------------

LOSS FROM CONTINUING OPERATIONS
     BEFORE INCOME TAXES                                (2,875,458)       (142,771)     (2,650,049)

INCOME TAXES (Note 11)                                      15,685           5,063           9,019
                                                      ------------    ------------    ------------

LOSS FROM CONTINUING OPERATIONS                         (2,891,143)       (147,834)     (2,659,068)

LOSS FROM DISCONTINUED OPERATIONS (Note 7)              (1,193,301)       (198,228)             --
                                                      ------------    ------------    ------------

NET LOSS                                                (4,084,444)       (346,062)     (2,659,068)

DEFICIT, BEGINNING OF YEAR                              (9,075,468)     (8,729,406)     (6,070,338)

PREMIUM ON REPURCHASE OF COMMON SHARES (Note 10(a))       (631,532)             --              --
                                                      ------------    ------------    ------------
DEFICIT, END OF YEAR                                  $(13,791,444)   $ (9,075,468)   $ (8,729,406)
                                                      ============    ============    ============

LOSS PER SHARE FROM CONTINUING OPERATIONS
     Basic and diluted                                $      (0.26)   $      (0.02)   $      (0.38)
                                                      ============    ============    ============

LOSS PER SHARE
     Basic and diluted                                $      (0.37)   $      (0.04)   $      (0.38)
                                                      ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     OUTSTANDING COMMON SHARES                          10,998,383       9,635,780       7,015,635
                                                      ============    ============    ============


BELZBERG TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2001, 2000, and 1999
(in Canadian dollars)
--------------------------------------------------------------------------------


                                                                                 2001            2000            1999
                                                                         ------------    ------------    ------------
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
     Loss from continuing operations                                     $ (2,891,143)   $   (147,834)   $ (2,659,068)
     Items not affecting cash
        Amortization of capital assets                                      1,646,540         793,568         219,591
        Amortization of goodwill                                              152,798          47,711              --
        Amortization of gain on sale and leaseback of capital assets         (104,684)        (28,370)             --
        Write-down of leasehold improvements                                  153,195              --         112,500
        Services rendered for capital stock consideration (Note 10)                --         200,000              --
     Changes in non-cash working capital items (Note 12)                    1,055,293      (4,974,393)        898,384
                                                                         ------------    ------------    ------------
                                                                               11,999      (4,109,318)     (1,428,593)
                                                                         ------------    ------------    ------------

INVESTING ACTIVITIES
     Purchase of capital assets                                            (1,466,424)     (1,295,030)       (582,592)
     Proceeds from disposal of capital assets                                      --         767,020              --
     Acquisitions, net of cash acquired (Note 6)                             (683,440)       (183,050)             --
                                                                         ------------    ------------    ------------
                                                                           (2,149,864)       (711,060)       (582,592)
                                                                         ------------    ------------    ------------
FINANCING ACTIVITIES
     Note payable                                                                  --              --       1,154,640
     Repayment of note payable                                                     --      (1,154,640)             --
     Repayment of obligations under capital lease                          (1,122,347)       (815,322)       (146,213)
     Proceeds from bank loan                                                  744,442              --              --
     Repayment of bank loan                                                  (111,231)             --              --
     Net proceeds from issuance of common shares                            4,698,991       7,588,241         321,775
     Proceeds from the exercise of stock options                              205,000       3,210,000         775,757
     Repurchase of common stock                                              (816,011)             --              --
     Proceeds on issuance of warrants                                              --       1,782,900              --
                                                                         ------------    ------------    ------------
                                                                            3,598,844      10,611,179       2,105,959
                                                                         ------------    ------------    ------------

NET INCREASE IN CASH FROM CONTINUING OPERATIONS                             1,460,979       5,790,801          94,774

NET CASH UTILIZED BY DISCONTINUED OPERATIONS                                 (741,476)       (131,833)             --
                                                                         ------------    ------------    ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                     719,503       5,658,968          94,774

CASH AND CASH EQUIVALENTS (BANK
     INDEBTEDNESS), BEGINNING OF YEAR                                       5,641,924         (17,044)       (111,818)
                                                                         ------------    ------------    ------------
CASH AND CASH EQUIVALENTS (BANK
     INDEBTEDNESS), END OF YEAR                                          $  6,361,427    $  5,641,924    $    (17,044)
                                                                         ============    ============    ============

CASH EQUIVALENTS:
     Cash                                                                $  4,705,375    $  1,962,776    $         --
     Short-term investments                                                 1,656,052       3,679,148              --
                                                                         ------------    ------------    ------------
                                                                         $  6,361,427    $  5,641,924    $         --
                                                                         ============    ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION
     Value of share capital issued for acquisitions of subsidiaries      $         --    $    675,000    $         --
     Value of share capital issued for services                          $         --    $    200,000    $         --
     Value of share capital recorded for compensation expense (Note 6)   $    136,560    $     56,940    $         --
     Acquisition of capital assets with debt                             $  1,212,681    $  2,686,533    $         --
     Interest paid                                                       $    466,048    $    166,393    $    104,365
     Income taxes paid                                                   $      7,632    $         --    $      9,019


BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


1.     DESCRIPTION OF BUSINESS

       Belzberg Technologies Inc. and its wholly-owned subsidiaries (the "Corporation" or "Belzberg") is a leading provider of trade execution, order management and routing software for the financial industry. The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, with reliability and security.

       The Corporation also operates a floor brokerage that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

       The Corporation's name was changed from Belzberg Financial Markets & News International Inc. to Belzberg Technologies Inc. in July 2000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies. A reconciliation of the differences between Canadian GAAP and GAAP in the United States of America ("U.S. GAAP") is presented in Note 18.

       Consolidation

       The consolidated financial statements of the Corporation include the accounts of Belzberg Technologies Inc. and its wholly-owned subsidiaries, Belzberg Financial Markets & News Inc., Belzberg Technologies (USA) Inc., eContracts, Inc., Electronic Brokerage Systems, Inc., Belzberg Technologies (Philadelphia) Inc., Belzberg Technologies (UK) Limited and Robert C. Sheehan & Associates, Inc. All intercompany transactions and balances have been eliminated upon consolidation.

       Cash and cash equivalents

       Cash and cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

       Capital assets

       Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

        Furniture and equipment                  -      10 year straight-line
        Computer equipment                       -      3 year straight-line
        Computer equipment under capital lease   -      3 year straight-line
        Leasehold improvements                   -      lesser of straight-line over term
                                                           of lease and useful life

       The gain on sale and lease-back of computer equipment is recorded as deferred revenue and is amortized on a straight-line basis over the term of the lease.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Goodwill

       Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Amortization is recorded on a straight-line basis over seven years.

       The Corporation reviews the carrying value of goodwill for potential impairment on an ongoing basis. In order to determine if such a permanent impairment exists, management considers projected future earnings before income taxes, cash flows and market-related values of the acquired businesses. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment occurs.

       In 2001, The Canadian Institute of Chartered Accountants (CICA) approved a new Handbook Section 3062 - Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. Goodwill acquired in a business combination after June 30, 2001 should not be amortized. Existing goodwill at June 30, 2001 continued to be amortized until December 31, 2001. Effective January 1, 2002 all goodwill will no longer be required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section.

       Revenue recognition and deferred revenue

       The Corporation's revenues are derived primarily from:

       (i) Subscription fees - the provision of the Corporation's routing software and services, on a flat fee per terminal or per month basis, used for equity and option trading ;

       (ii) Transaction fees - the provision of the Corporation's routing software and services, on a per share/option or per trade basis used for equity and option trading;

       (iii) Commission income - fees for the execution of exchange traded equity and index options from the floor brokerage business;

       (iv) Software development and installation revenue - the development and installation of software for equity and options trading execution; and

       (v) Other revenue - the distribution of financial information and other services.

       The Company recognizes revenue from subscription fees and from transaction fees in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition as amended. Revenue is recognized from subscription fees and transaction fees on a monthly basis as the services are provided once a contract has been signed, the software has been delivered and accepted, and collectibility is assured.

       Commission income from the floor brokerage operation is recognized once the trades have been executed and collectibility is assured.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Revenue recognition and deferred revenue (continued)

       Revenue derived from the development and installation of software for equity and options trading execution is recognized on a percentage of completion basis.

       Revenue from the distribution of financial information and other services is recognized on a monthly basis as the services are provided once a contract has been signed and collectibility is assured.

       Deferred revenue represents billings in advance of the provision of services.

       Research and development and government assistance

       The Corporation expenses research and development costs as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Government assistance for research and development is recognized when earned and when the amount and timing of realization is reasonably determinable.

       At December 31, 2000, the Government of Canada completed their assessment of the Corporation's claims for assistance comprised of scientific research and experimental development tax credits and agreed to refund $1,149,779 related to the taxation years 1996 to 1999. Accordingly, this recoverable amount was recorded in fiscal 2000 and received in fiscal 2001.

       Since the Corporation is now a public company as defined in the Income Tax Act of Canada, future tax credits will reduce income taxes otherwise payable rather than result in refunds.

       Foreign currency translation

       The Corporation's foreign operating subsidiaries are considered to be integrated operations and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenues and expenses, except amortization which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

       Current monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Any resulting foreign currency translation gains or losses are included in the consolidated statements of earnings in the current period.

       Income taxes

       The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Income taxes (continued)

       Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

       Stock-based compensation

       The Corporation has a stock-based compensation plan, as described in Note
       10. No compensation expense is recognized when stock options are issued. Any consideration paid by employees on the exercise of stock options is credited to share capital.

       Fair value, as represented by the most recent stock price at which shares are exchanged in the market place, is used as the basis for recording stock issued as compensation.

       Warrants are valued at fair value on the date of issuance using the Black-Scholes pricing model.

       The CICA also recently issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

       Earnings per share

       Effective January 1, 2001 the Corporation adopted the CICA standard for calculating earnings per share. This standard adopts the treasury stock method of calculating the dilutive effect of options on earnings per share instead of the imputed earnings approach. The Corporation has adopted this method on a retroactive basis. There was no effect on previous periods reported.

       Accounting estimates

       The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

3.     ACCOUNTS RECEIVABLE

       Accounts receivable are net of an allowance for doubtful accounts of $260,679 at December 31, 2001 (2000 - $52,708).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------



4.     RESTRICTED CASH

       The Corporation was required to maintain a term deposit of $81,000 with its bank in order to secure any balance which may have been outstanding from time to time on credit cards issued to employees. The security interest was released and discharged by the bank effective August 8, 2001.

5.     CAPITAL ASSETS

                                                                                   2001
                                                      ---------------------------------------------------------------
                                                                               Accumulated             Net Book
                                                            Cost               Amortization              Value
                                                      ------------------  -----------------------  ------------------
Furniture and equipment                                       $ 534,739             $ 123,562              $ 411,177
Computer equipment                                            1,203,129               732,762                470,367
Computer equipment under capital lease                        4,280,810             1,715,211              2,565,599
Leasehold improvements                                        1,255,505                54,686              1,200,819
                                                      ------------------  -----------------------  ------------------
                                                            $ 7,274,183           $ 2,626,221            $ 4,647,962
                                                      ------------------  -----------------------  ------------------


                                                                                   2000
                                                      ---------------------------------------------------------------
                                                                               Accumulated             Net Book
                                                            Cost               Amortization              Value
                                                      ------------------  -----------------------  ------------------
Furniture and equipment                                       $ 343,894              $ 77,671              $ 266,223
Computer equipment                                              968,520               393,056                575,464
Computer equipment under capital lease                        3,160,393               510,935              2,649,458
Leasehold improvements                                          294,493                34,456                260,037
                                                      ------------------  -----------------------  ------------------
                                                            $ 4,767,300           $ 1,016,118            $ 3,751,182
                                                      ------------------  -----------------------  ------------------


       In 2000, the Corporation sold and leased-back certain computer equipment. The gain on sale of approximately $259,000 was recorded as deferred revenue and is amortized on a straight-line basis over the thirty-month period of the lease. The Corporation recognized $104,684 of the gain in 2001 (2000 - $28,370).

       Amortization of computer equipment under capital lease amounted to $1,204,276 for the year ended December 31, 2001 (2000 - $428,536; 1999 -
       $59,356).

6.     ACQUISITIONS

       2001 Acquisition

       On April 1, 2001 the Corporation acquired all of the outstanding common shares of Robert C. Sheehan & Associates, Inc. for consideration of $1,687,631 cash. As of December 31, 2001, $362,674 of the cash consideration remained payable to the vendor, which was subsequently paid in January 2002. In addition, 153,000 options were granted to certain employees at the fair market value on the date of grant. These options are included in Note 10(e).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


6.     ACQUISITIONS (continued)

       The acquisition was recorded as follows:

       Accounts receivable                                          $ 786,300
       Cash                                                           670,063
       Office furniture and equipment                                  18,558
       Other assets                                                    11,585
       Accounts payable and accrued liabilities                      (188,302)
       Goodwill                                                       417,973
                                                                   -----------
       Cost of acquisition                                          $1,716,177
                                                                   -----------

       Consideration paid
            Cash                                                   $1,324,957
            Due to vendor                                             362,674
            Acquisition costs                                          28,546
                                                                   -----------
                                                                   $1,716,177
                                                                   -----------


       2000 Acquisitions

       On July 7, 2000, the Corporation acquired all of the outstanding common shares of eContracts, Inc. ("eContracts") for consideration of $150,000 cash plus the issuance of up to 46,500 common shares at $9 per share. Of the share consideration, 25,000 shares were issued to December 31, 2000, and the issuance of the remaining shares were contingent upon the vendor remaining employed by the Corporation as follows:

                                                       Common Shares
                                                   -----------------------

December 31, 2001                                             12,500
July 31, 2002                                                  9,000
                                                             --------
Total                                                         21,500
                                                             --------


       The Corporation was recording the compensation expense relating to these shares over the period of the employment agreement. On September 30, 2001 the Corporation ceased the operations of eContracts and issued the 21,500 shares to the vendor resulting in compensation expense of $136,560 being recorded in the current fiscal year (December 31, 2000 - $56,940). This compensation expense is included in the loss from discontinued operations (Note 7) and in share capital (Note 10).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


6.     ACQUISITIONS (continued)

       The acquisition was recorded as follows:

       Office furniture and equipment                             $ 9,989
       Goodwill                                                   367,957
                                                                ----------
       Cost of acquisition                                       $ 377,946
                                                                ----------

       Consideration paid
            Cash                                                $ 150,000
            25,000 common shares                                  225,000
            Acquisition costs                                       2,946
                                                                ----------
                                                                $ 377,946
                                                                ----------


       On July 17, 2000, the Corporation acquired the remaining 25% minority interest in Electronic Brokerage Systems, Inc. from an individual, who holds options in Belzberg Technologies Inc., in return for the issuance of 50,000 common shares having a market value of $9 per share. The exchange amount represents the value agreed to by the Corporation and the shareholder. Allocation of the purchase price based on the fair values of the net assets acquired resulted in the recording of goodwill of $480,104 including acquisition costs of $30,104.

7.     DISCONTINUED OPERATIONS

       On September 30, 2001 the Corporation ceased operations of its wholly-owned subsidiary, eContracts, Inc., a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the Corporation's consolidated financial statements for all periods presented have been reclassified to reflect eContracts as a discontinued business segment in accordance with CICA Section 3475.

       Summarized financial information for the discontinued operation is as follows:

                                           Years ended December 31,
                                        ------------------------------
                                           2001         2000      1999
                                        ----------   ----------   ----

Revenues                                $   30,668   $       --   $ --
                                        ----------   ----------   ----

Loss before the following                  746,451      141,288     --
Stock compensation expense (Note 6)        136,560       56,940
Impairment charge for goodwill             310,290           --     --
                                        ----------   ----------   ----
Net loss from discontinued operations   $1,193,301   $  198,228   $ --
                                        ----------   ----------   ----

Assets and liabilities
     Current assets                     $   26,450   $   28,555   $ --
     Capital assets                     $       --   $    8,589   $ --
     Goodwill, net of accumulated
        amortization of $18,247         $       --   $  349,710   $ --
     Current liabilities                $   14,418   $    8,459   $ --
                                        ----------   ----------   ----

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


8.     BANK LOAN

       The Corporation has a demand operating facility of $1 million Canadian that may be used to finance corporate requirements and an additional $625,000 U.S. that may be used to finance leasehold improvements. In 2001 the Corporation used $744,442 of the Canadian facility, repayable in blended monthly payments of principal and interest of approximately $31,000. The loan bears interest at the bank's prime rate plus 1.125%. The loan is secured by a general security agreement on the Corporation's assets. The agreement requires that the Corporation maintain a minimum tangible net worth of $10 million.

9.     OBLIGATIONS UNDER CAPITAL LEASE

       The Corporation is committed to the following minimum payments under capital lease obligations:


                                                   2001            2000
                                              -------------   -------------

       2001                                     $        -     $ 1,210,542
       2002                                      1,710,448       1,065,510
       2003                                      1,215,244         577,479
       2004                                        391,588               -
                                              -------------   -------------
                                                 3,317,280       2,853,531

       Less interest portion at average
          annual rates of approximately 11%        424,846         573,154
                                              -------------   -------------
                                                 2,892,434       2,280,377

       Less current portion                      1,390,296         862,286
                                              -------------   -------------
                                                $1,502,138     $ 1,418,091
                                              -------------   -------------


       Interest expense on capital lease obligations amounted to $451,573 for the year ended December 31, 2001 (2000 - $166,393; 1999 - $25,123).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

10.    CAPITAL STOCK AND STOCK OPTIONS

       All references to common shares reflect a five for one split which occurred in July 2000. The following summarizes authorized and issued capital stock:

       Authorized
            Unlimited number of common shares

       Issued

                                                                 Common Shares
                                                        ----------------------------
                                                           Number          Amount
                                                        ------------    ------------
Balance, January 1, 2000                                   7,703,590    $  6,227,000
Issue of common shares for cash                            2,013,800       7,974,241
Share issuance costs                                              --        (386,000)
Issue of common shares in connection with
     acquisition of eContracts, Inc. (Note 6)                 25,000         225,000
Compensation expense (Note 6)                                     --          56,940
Issue of common shares in connection with acquisition
     of Electronic Brokerage Systems, Inc. (Note 6)           50,000         450,000
Exercise of options for cash                                 899,000       3,210,000
Issue of common shares for services rendered                  40,000         200,000
                                                        ------------    ------------
Balance, December 31, 2000                                10,731,390      17,957,181
Issue of common shares for cash                              333,334       5,000,000
Share issuance costs                                              --        (301,009)
Exercise of options for cash                                  66,600         205,000
Compensation expense (Note 6)                                 21,500         136,560
Repurchase of common shares for cancellation                 (91,900)       (184,479)
                                                        ------------    ------------
Balance, December 31, 2001                                11,060,924    $ 22,813,253
                                                        ------------    ------------

(a) On January 26, 2001, the Corporation received a private placement of $5 million for the issuance of 333,334 common shares from treasury and issued 30,000 options at the fair market value on the date of grant. During the year ended December 31, 2001, the Corporation, pursuant to a Normal Course Issuer Bid, repurchased and cancelled 91,900 common shares for a total cash consideration of $816,011. The excess of the purchase cost of these shares over their historical carrying value ($631,532) was charged to the deficit.

(b) In February 2002, The Toronto Stock Exchange approved a Normal Course Issuer Bid for the Corporation to repurchase up to 553,000 of its common shares over the ensuing year.

(c) The Corporation has a stock option plan under which the board of directors may grant to employees, officers, directors and consultants stock options to purchase from treasury up to 6,000,000 common shares of the Corporation of which 5,993,750 at December 31, 2001 (2000 - 4,788,500) have been granted net of cancellations.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------



10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (d) There was a total of 1,800,000 share purchase warrants issued in 2000 for proceeds of $1,782,900 in relation to the private placements as follows:

                         Price of
                       Common Share
    Number of        to be Purchased
    Warrants            Per Warrant                             Expiry Date
------------------   -------------------                   -------------------

         650,000             $4.00                         February 10, 2005
         600,000             10.00                         February 14, 2003
         500,000              5.00                         February 14, 2005
          50,000              7.76                         March 31, 2002
------------------------------------------------------------------------------
       1,800,000             $6.38 (weighted average)
------------------------------------------------------------------------------


       (e) Summarized information relative to the Corporation's stock option plan is as follows:

                                          Weighted                Weighted
                                          Average                  Average
                              2001     Exercise Price     2000   Exercise Price
                         ------------- --------------  --------- -------------

Options outstanding,
     beginning of year     3,889,500       $ 6.83      3,397,500   $ 4.38
Options granted            1,582,050         6.05      1,391,000    10.58
Options exercised            (66,600)        3.08       (899,000)    3.57
Options cancelled           (376,800)        9.98             --       --
                           ---------       ------      ---------   ------
Options outstanding,
     end of year           5,028,150       $ 6.44      3,889,500   $ 6.83
                           ---------       ------      ---------   ------

Options exercisable,
     end of year           3,597,067       $ 6.17      3,130,500   $ 6.11
                           ---------       ------      ---------   ------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


10.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (f) The following table summarizes information about stock options outstanding at December 31, 2001:

                            Outstanding                                           Exercisable
----------------------------------------------------------------------  -------------------------------
                                           Weighted        Weighted                         Weighted
     Range of                              Average         Average                           Average
     Exercise              Number         Remaining        Exercise          Number         Exercise
      Prices            Outstanding        Life (*)         Price         Exercisable         Price
--------------------  ----------------   ------------   --------------  ----------------  -------------
   $3.00 - $5.00           3,338,650           5.29          $ 4.64           2,504,400        $ 4.71
   $5.50 - $9.00           1,127,500           4.00            7.83             762,000          7.86
  $10.00 - $18.00            562,000           4.31           14.32             330,667         13.38
--------------------  ----------------   ------------   --------------  ----------------  -------------
                           5,028,150           4.89          $ 6.44           3,597,067        $ 6.17
--------------------  ----------------   ------------   --------------  ----------------  -------------

(*) Weighted average contractual remaining life in years.



11.    INCOME TAXES

       The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before taxes for the following reasons:

                                                         2001           2000             1999
                                                     -------------   ----------   --------------
Loss before income taxes                             $ (4,068,759)   $(340,999)    $ (2,650,049)
                                                     -------------   ----------   --------------
Combined basic federal and provincial rates                41.75%       43.90%           44.62%
                                                     -------------   ----------   --------------
Benefit based on statutory income tax rate             (1,698,707)    (149,700)      (1,182,450)
Decrease in tax benefit resulting from:
     Losses and temporary differences incurred in
        the year not tax affected                       1,668,900      124,900        1,182,450
     Permanent differences                                 29,807       24,800                -
     U.S. corporate and minimum tax                        15,685        5,063            9,019
                                                     -------------   ----------   --------------
                                                         $ 15,685      $ 5,063          $ 9,019
                                                     -------------   ----------   --------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


11.    INCOME TAXES (continued)

       The Corporation has accumulated income tax losses of approximately $12,059,000 as at December 31, 2001 that may be used to reduce future taxable income. The benefit of these losses has not been reflected in these financial statements. The loss carryforwards expire as follows:

                          Canada          United States                Total
                      -----------        --------------           -------------

       2004           $    91,000           $         -            $     91,000
       2006             1,935,000                     -               1,935,000
       2007               667,000                     -                 667,000
       2008               872,000                                       872,000
       2011                     -               287,000                 287,000
       2012                     -             2,147,000               2,147,000
       2018                     -               242,000                 242,000
       2019                     -               519,000                 519,000
       2020                     -             2,405,000               2,405,000
       2021                                   2,894,000               2,894,000
                      -----------        --------------           -------------
                      $ 3,565,000           $ 8,494,000            $ 12,059,000
                      -----------        --------------           -------------

       The Corporation adopted January 1, 2000 the asset and liability method to recognize future tax assets and liabilities. The tax effect of loss carryforwards and significant temporary differences representing future tax assets at December 31, 2001 and 2000 are as follows:

                                                    2001           2000
                                               -------------  -------------

       Tax benefit of losses carryforward       $ 4,471,740    $ 3,189,600
       Capital assets                               187,165         94,900
       Share issue costs                            237,203        268,000
       Other                                        213,865              -
                                               -------------  -------------
       Total future tax asset                     5,109,973      3,552,500

       Valuation allowance                        5,109,973      3,552,500
                                               -------------  -------------
       Future tax asset or liability            $         -    $         -
                                               -------------  -------------


       The Corporation has determined that realization of the future income tax asset does not meet the "more likely than not" criteria for recognition and therefore a valuation allowance has been recorded against this future income tax asset.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

12.    CHANGES IN NON-CASH WORKING CAPITAL ITEMS

       The changes in non-cash working capital items consist of the following:

                                                        2001            2000          1999
                                                   ------------  --------------  ------------
       Accounts receivable                          $ (208,195)   $ (2,309,497)   $ (250,386)
       Government assistance receivable              1,149,779      (1,023,706)            -
       Prepaid and other receivables                  (642,388)       (208,810)       79,076
       Accounts payable and accrued liabilities        917,887      (1,293,244)      713,230
       Deferred revenue                               (242,790)       (139,136)      356,464
       Restricted cash (Note 4)                         81,000               -             -
                                                  ------------  --------------  ------------
                                                   $ 1,055,293    $ (4,974,393)    $ 898,384
                                                  ------------  --------------  ------------


13.    RELATED PARTY TRANSACTIONS

       During 1999, the Corporation paid rent to a company controlled by certain directors and officers of the Corporation in the amount of $165,996. No rent was paid to these companies in the years ended December 31, 2001 and December 31, 2000.

       Prepaid expenses and other receivables include loans to officers of $496,636 (2000 - $18,033) and loans to employees of $42,492 (2000 -
       $3,235) for the purchase of shares in the Corporation. Subsequent to the year-end $508,104 has been repaid and the remaining loans are due July 2002.

14.    COMMITMENTS

       The Corporation's commitments, primarily for occupancy costs, require future minimum payments as summarized below at December 31, 2001:

               2002                                     $ 1,207,274
               2003                                       1,132,234
               2004                                       1,071,326
               2005                                       1,104,510
               2006                                       1,106,820
               Thereafter                                 2,327,624
                                                        ------------
                                                        $ 7,949,788
                                                        ------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


15.    SEGMENTED INFORMATION

       The Corporation operates and manages its business in one industry - the financial services sector. The Corporation has two reportable segments being the Core business and the Brokerage business. In the Core business the Corporation creates and provides to institutional customers trade execution software and a network for connecting to various exchanges and other markets in North America. The Brokerage business involves the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

       The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2). The Corporation evaluates performance of the Core business and the Brokerage business based on several factors, of which the primary financial measures are revenue and operating earnings (loss) from continuing operations. The Corporation defines operating earnings (loss) as earnings
       (loss) from continuing operations before amortization, interest expense, interest income, income taxes and other non-recurring items.

       (a)    Industry segments

                                                      Year ended December 31, 2001
                                                  Core         Brokerage           Total
                                              ------------    ------------    ------------
       External revenues
            Subscription fees                 $ 10,595,561    $         --    $ 10,595,561
            Transaction fees                     8,900,156              --       8,900,156
            Commissions                                 --       3,593,898       3,593,898
            Software development
               and installation                    771,996              --         771,996
            Other                                  519,147          79,313         598,460
                                              ------------    ------------    ------------
       Total external revenues                $ 20,786,860    $  3,673,211    $ 24,460,071
                                              ------------    ------------    ------------

       Operating earnings (loss)
            from continuing operations        $   (933,546)   $    164,704    $   (768,842)
       Amortization                                                              1,799,338
       Write-down of leasehold improvements                                        153,195
       Interest expense                                                            466,048
       Interest income                                                  --        (311,965)
                                              ------------    ------------    ------------
       Loss from continuing operations
            before income taxes                                               $ (2,875,458)
                                              ------------    ------------    ------------

       Total assets                           $ 14,628,382    $  2,822,133    $ 17,450,515
       Capital asset expenditures                2,670,243           8,862       2,679,105
       Goodwill additions                               --         417,973         417,973
                                              ------------    ------------    ------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


15.    SEGMENTED INFORMATION (continued)

       For the years ended December 31, 2000 and 1999 the Brokerage business was not in existence and thus only information relating to the Core business is presented in the following table:

                                                  2000           1999
                                                  Core           Core
                                              ------------    ------------
       External revenues
            Subscription fees                 $  6,080,239    $  4,526,458
            Transaction fees                     3,276,096         643,227
            Software development
               and installation                  2,059,348         667,150
            Other                                  535,346          67,264
                                              ------------    ------------
       Total external revenues                $ 11,951,029    $  5,904,099
                                              ------------    ------------

       Operating earnings (loss)
            from continuing operations        $  1,163,106    $ (2,292,835)
       Amortization                                841,279         219,591
       Write-down of leasehold improvements             --         112,500
       Interest expense                            166,393          25,123
       Stock exchange listing costs                525,198              --
       Interest income                            (226,993)             --
                                              ------------    ------------
       Loss from continuing operations
            before income taxes               $   (142,771)   $ (2,650,049)
                                              ------------    ------------

       Total assets                           $ 15,459,525    $  2,869,254
       Capital asset expenditures                3,981,563         582,592
       Goodwill additions                          480,104              --
                                              ------------    ------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

15.    SEGMENTED INFORMATION (continued)

       (b)   Geographic segments

             The Corporation's external revenues by geographic region are based on the region in which the revenue is transacted. The total assets and capital assets are based on the geographic area in which the Corporation operates:


                                                                        2001
                                                  -------------------------------------------------
                                                    Canada          United States           Total
                                                  -----------       -------------        -----------
             External revenues
                  Subscription fees               $ 6,511,498        $ 4,084,063        $10,595,561
                  Transaction fees                  1,336,558          7,563,598          8,900,156
                  Commissions                              --          3,593,898          3,593,898
                  Software development and
                     installation                     446,895            325,101            771,996
                  Other                               489,850            108,610            598,460
                                                  -----------        -----------        -----------
             Total external revenues              $ 8,784,801        $15,675,270        $24,460,071
                                                  -----------        -----------        -----------

             Total assets                         $ 8,512,615        $ 8,937,900        $17,450,515
                                                  -----------        -----------        -----------

             Capital assets                       $ 3,745,797        $   902,165        $ 4,647,962
                                                  -----------        -----------        -----------

                                                                        2000
                                                  -------------------------------------------------
                                                    Canada          United States           Total
                                                  -----------       -------------        -----------

             External revenues
                  Subscription fees               $ 3,213,497        $ 2,866,742        $ 6,080,239
                  Transaction fees                    558,018          2,718,078          3,276,096
                  Software development and
                     installation                   1,782,546            276,802          2,059,348
                  Other                               523,371             11,975            535,346
                                                  -----------        -----------        -----------
             Total external revenues              $ 6,077,432        $ 5,873,597        $11,951,029
                                                  -----------        -----------        -----------

             Total assets                         $11,831,898        $ 3,627,627        $15,459,525
                                                  -----------        -----------        -----------

             Capital assets                       $ 3,112,179        $   639,003        $ 3,751,182
                                                  -----------        -----------        -----------


                                                                        1999
                                                  -------------------------------------------------
                                                    Canada          United States           Total
                                                  -----------       -------------        -----------
             External revenues
                  Subscription fees               $ 2,012,436        $ 2,514,022        $ 4,526,458
                  Transaction fees                    202,527            440,700            643,227
                  Software development and
                     installation                     415,400            251,750            667,150
                  Other                                50,011             17,253             67,264
                                                  -----------        -----------        -----------
             Total external revenues              $ 2,680,374        $ 3,223,725        $ 5,904,099
                                                  -----------        -----------        -----------

             Total assets                         $ 2,067,073        $   802,181        $ 2,869,254
                                                  -----------        -----------        -----------

             Capital assets                       $   958,500        $   186,698        $ 1,145,198
                                                  -----------        -----------        -----------


BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

16.    FINANCIAL INSTRUMENTS

       Fair value of financial instruments

       Accounts receivable, government assistance receivable, accounts payable and accrued liabilities and bank loan are all short-term in nature and, as such, their carrying values approximate fair value. Other financial instruments are recorded at amounts which approximate fair value.

       Foreign currency risk

       The Corporation operates internationally and as such is exposed to fluctuations in foreign exchange rates. The Corporation does not currently use financial instruments to limit its exposure to fluctuations in foreign exchange rates.

       Interest rate risk

       The Corporation is subject to interest rate risk on its short-term investments. Fluctuations in interest rates impact the market value of the short-term investments. Any increase or decrease in the market value affects short-term investments to the extent they are converted to cash prior to maturity.

       The Corporation is subject to interest rate price risk on the bank loan. The Corporation does not use derivative instruments to reduce its exposure to interest rate risk.

       Credit risk

       The Corporation is subject to risk of non-payment of accounts receivable. The Corporation mitigates this risk by monitoring the credit worthiness of its clientele monthly as subscription and transaction fees are generated. At December 31, 2001, amounts due from five customers accounted for 47.0% of total accounts receivable (December 31, 2000 - two customers for 26.8%). For the year ended December 31, 2001, one customer accounted for approximately 10% of total revenues (December 31, 2000 - one customer for approximately 16%).

17.    COMPARATIVE FIGURES

       Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------



18.    UNITED STATES ACCOUNTING PRINCIPLES

       These financial statements have been prepared in accordance with Canadian GAAP, which conform in all material respects applicable to the Corporation with those in the United States during the periods presented except with respect to the following:

       (a) On June 29 2001, the Financial Accounting Standard Board ("FASB") approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interests will be prohibited. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of this Statement which, for the Corporation will be January 1, 2002; however, for any acquisitions completed after June 30, 2001, goodwill and intangible assets with an indefinite life will not be amortized.

              The FASB approved for issuance SFAS 143 "Accounting for Asset Retirement Obligations" and SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Corporation has determined that the adoption of these standards will not have an impact on the Corporation.

       (b) Under Canadian GAAP, there is no requirement to record compensation expense on the issue of stock options to employees or directors.

              Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by the Statement, the Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements with employees, as provided for in APB Opinion No.
              25. During the year ended December 31, 2001 and 2000, certain compensatory stock options were issued to consultants. The estimated fair market value of the options is recorded as deferred stock compensation expense (recovery) and is amortized into earnings over the life of the options.

              For purposes of reconciliation to U.S. GAAP, the estimated fair market value of $2,207,908 (2000 - $5,398,607) would be recorded as additional paid-in capital and deferred stock compensation and the related amortization of the deferred stock compensation expense of $1,861,237, for the year ended December 31, 2001 (2000
              - $460,841) would be recorded as a recovery (expense) in the statement of operations. The fair market value of the options issued in connection with the private placement were recorded as a reduction of capital stock with a corresponding increase in additional paid in capital. The fair value of the options was estimated as at the date of the option grants using the Black-Scholes option pricing model with the following weighted average assumptions for the measurement dates: risk-free interest rates of 2.5% to 4.9% (2000 - 5.94%), expected life of the options of 1.89 to 5 years (2000 - 5 years); expected volatility of 34% (2000 - 35%) and a dividend yield of zero (2000 - zero).

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------


18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (c) Under U.S. GAAP, government research and development assistance would be recorded as a reduction of the income tax provision. Canadian GAAP requires the assistance to be recorded as a reduction of research and development expense.

             In 2000, the Corporation recorded government research and development assistance of $1,149,779. There was no research and development assistance recorded during the years ended December 31, 2001 and 1999.

       (d) The Corporation has presented the costs incurred in the stock exchange listing, amortization, interest expense, interest income and the write-down of leasehold improvements as other items in the income statement. Under U.S. GAAP, these costs would be included in administrative expenses within operating expenses.

       (e) The following table reconciles the net loss for the year ended December 31, 2001 and 2000 with that which would have been reported had the financial statements been presented in accordance with U.S. GAAP. There were no material adjustments to report for the year ended December 31, 1999.


                                                     2001             2000
                                                 -----------      -----------

Net loss in conformity with Canadian GAAP        $(4,084,444)     $  (346,062)
Stock compensation expense, included in
     administrative expenses (Note 18(b))          1,861,237          460,841
                                                 -----------      -----------
Net loss in conformity with U.S. GAAP            $(5,945,681)     $  (806,903)
                                                 -----------      -----------

Loss per share from continuing operations
     Basic and diluted  - U.S. GAAP              $     (0.43)     $     (0.06)
                                                 -----------      -----------

Loss per share
     Basic and diluted  - U.S. GAAP              $     (0.54)     $     (0.08)
                                                 -----------      -----------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (e)   (continued)

             Had the financial statements been prepared in accordance with U.S. GAAP, the amounts on the balance sheet as at December 31, 2001 and 2000 which differ from those reported under Canadian GAAP would be as follows:

             December 31, 2001                    Canadian GAAP      Adjustment        U.S. GAAP
             -------------------                  -------------     ------------      ------------

             Shareholders' equity
                  Capital stock                   $ 22,813,253      $   (188,891)     $ 22,624,362
                  Warrants                           1,782,900                --         1,782,900
                  Deferred stock compensation               --        (1,855,575)       (1,855,575)
                  Additional paid in capital                --         4,366,544         4,366,544
                  Deficit                          (13,791,444)       (2,322,078)      (16,113,522)
                                                  ------------      ------------      ------------
                                                  $ 10,804,709      $         --      $ 10,804,709
                                                  ------------      ------------      ------------

             December 31, 2000                    Canadian GAAP      Adjustment         U.S. GAAP
             -------------------                  -------------     ------------      ------------

             Shareholders' equity

                  Capital stock                   $ 17,957,181      $         --      $ 17,957,181
                  Warrants                           1,782,900                --         1,782,900
                  Deferred stock compensation               --        (4,937,766)       (4,937,766)
                  Additional paid in capital                --         5,398,607         5,398,607
                  Deficit                           (9,075,468)         (460,841)       (9,536,309)
                                                  ------------      ------------      ------------
                                                  $ 10,664,613      $         --      $ 10,664,613
                                                  ------------      ------------      ------------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------

18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (f) Under U.S. GAAP the statement of cash flows for the year ended December 31, 2001 and 2000 would report the same amount for cash used in operating activities as reported under Canadian GAAP as follows:

                                                                      2001             2000
                                                                  -----------      -----------
             Operating activities
                  Net loss                                        $(5,945,681)     $  (806,903)
                  Loss from discontinued operations                 1,193,301          198,228
                  Items not affecting cash
                     Amortization of capital assets                 1,646,540          793,568
                     Amortization of goodwill                         152,798           47,711
                     Amortization of gain on disposal of
                        capital assets                               (104,684)         (28,370)
                     Services rendered for capital stock
                        consideration                                      --          200,000
                     Write-down of leasehold improvements             153,195               --
                     Amortization of stock based compensation       1,861,237          460,841
                  Change in non-cash working capital items          1,055,293       (4,974,393)
                                                                  -----------      -----------
                                                                  $    11,999      $(4,109,318)
                                                                  -----------      -----------

BELZBERG TECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
December 31, 2001 and 2000
(in Canadian dollars)
--------------------------------------------------------------------------------




18.    UNITED STATES ACCOUNTING PRINCIPLES (continued)

       (g) Under U.S. GAAP, Consolidated Statements of Shareholders' Equity are also presented as follows:


                                 Number of                               Additional    Deferred
                                  Common      Number of                   Paid-in       Stock
                                  Shares      Warrants      Amount        Capital     Compensation    Deficit        Total
                               ------------  ------------ ------------  ------------  ------------  ------------  ------------
Balance, December 31, 1999        7,703,590            -- $  6,227,000  $         --  $         --  $ (8,729,406) $ (2,502,406)
    Issuance of common shares
      For cash                    2,912,800            --   10,798,241            --            --            --    10,798,241
      For acquisition of
        subsidiaries                 75,000            --      675,000            --            --            --       675,000
      As compensation
        expense                      40,000            --      200,000            --            --            --       200,000
      As compensation
        expense (Note 6)                 --            --       56,940            --            --            --        56,940
    Issuance of warrants
      For cash                           --     1,800,000    1,782,900            --            --            --     1,782,900
    Issuance of compensatory
       options                           --            --           --     5,398,607    (5,398,607)           --            --
    Amortization of deferred
      stock compensation                 --            --           --            --       460,841            --       460,841
    Net loss                             --            --           --            --            --      (806,903)     (806,903)
                               ------------  ------------ ------------  ------------  ------------  ------------  ------------
Balance, December 31, 2000       10,731,390     1,800,000   19,740,081     5,398,607    (4,937,766)   (9,536,309)   10,664,613

    Issuance of common shares
      For cash                      399,934            --    4,715,100       188,891            --            --     4,903,991
      As compensation
        expense (Note 6)             21,500            --      136,560            --            --            --       136,560
      Repurchase of
        common shares               (91,900)           --     (184,479)           --            --            --      (184,479)
      Premium on repurchase
        of common shares                 --            --           --            --            --      (631,532)     (631,532)
    Issuance of compensatory
       options                           --            --           --     2,207,908    (2,207,908)           --            --
    Amortization (recovery) of
      deferred stock
      compensation                       --            --           --    (3,428,862)    5,290,099            --     1,861,237
    Net loss                             --            --           --            --            --    (5,945,681)   (5,945,681)
                               ------------  ------------ ------------  ------------  ------------  ------------  ------------
Balance, December 31, 2001       11,060,924     1,800,000 $ 24,407,262  $  4,366,544  $ (1,855,575) $(16,113,522) $ 10,804,709
                               ------------  ------------ ------------  ------------  ------------  ------------  ------------



19.    SUBSEQUENT EVENT

       On March 1, 2002, the Corporation ended its relationship with its new president and closed its Philadelphia office. Lease termination and employee severance costs are estimated to be $900,000.

INVESTOR INFORMATION
Belzberg Technologies Annual Report 2001

Investor Contact  Donald W. Wilson
                  Telephone:       416-360-2572
                  e-mail:          dwilson@belzberg.com

Corporate Offices
Canada:            40 King Street West, Suite 3400
(Head Office)      Toronto, ON
                   M5H 3Y2
                   Telephone:  416-360-1812

                   360 St. Jacques, Suite 415
                   Montreal, PQ
                   H2Y 1P5
                   Telephone:  514.808.1287

United States:     55 Broad Street
                   28th Floor
                   New York, NY
                   10004
                   Telephone: 212-943-1400
                   Fax:       212-943-1515

                   141 West Jackson
                   35th Floor, Suite 3510
                   Chicago Board of Trade Building
                   Chicago, IL
                   60604
                   Telephone: 312-663-3655
                   Fax:       312-663-3669

United Kingdom:    75 Cannon St.
                   London EC4N 5BN
                   Telephone:  +44 (0) 20.7556.7177
                   Fax         +44 (0) 20.7823.3388

Transfer Agent     Computershare Trust Company of Canada
                   100 University Ave., 11th Floor
                   Toronto, ON
                   M5J 2Y1
                   Telephone: 416-981-9633 or 800-663-9097
                   Fax:       416-981-9507
                   e-mail:  Caregistryinfo@computershare.com
                   Web site: www.computershare.com

Auditors           Deloitte & Touche LLP
                   Toronto, ON

Legal Counsel      Blake, Cassels & Graydon LLP    Sichenzia Ross & Friedman LLP
                   Toronto, ON                     New York, NY

Market             Toronto Stock Exchange
                   Symbol: BLZ

BOARD OF DIRECTORS
Belzberg Technologies Annual Report 2001
Sidney H. Belzberg
Chairman of the Board, President and Chief Executive Officer of the Corporation

John Engels
Vice Chairman of the Board

Alicia Belzberg
Executive Vice President of the Corporation

Lawrence J. Cyna
Chief Financial Officer of the Corporation

Dr. William Gnam
Economist

Donald W. Wilson
Chief Operating Officer

Stephen Sadler
Chairman and CEO of Enghouse Systems Limited, a software developer


Officers
Sidney H. Belzberg
President and Chief Executive Officer

Alicia Belzberg
Executive Vice President

Lawrence J. Cyna
Chief Financial Officer

Donald W. Wilson
Chief Operating Officer



Under the rules of the Toronto Stock Exchange (TSX), every listed company must disclose its approach to corporate governance with reference to the guidelines set out by the TSX. The guidelines address matters such as the constitution and independence of the Board of Directors, functions to be performed by each member of the Board, and effectiveness of the Board. The Board of Directors of Belzberg Technologies believes that sound corporate governance practices are essential to the well-being of Belzberg Technologies, and have addressed each of the TSX's guidelines in the Information Circular.